Filed by FPL Group, Inc.
                                            Pursuant to Rule 425
                                            Under the Securities Act of 1933
                                            Commission File No.:  1-8841
                                            Subject Company:  FPL Group, Inc.


          The following communications contain certain "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. These statements are based on management's current expectations and are naturally subject to uncertainty and changes in circumstances. Actual results may vary materially from the expectations contained herein. The forward-looking statements herein include statements about future financial and operating results and the proposed transaction between ENTERGY CORPORATION and FPL GROUP, INC. The following factors, among others, could cause actual results to differ materially from those described herein: inability to obtain, or meet conditions imposed for, governmental approvals for the merger; failure of the shareholders of FPL GROUP, INC. or the shareholders of ENTERGY CORPORATION to approve the merger; the risk that the FPL GROUP, INC. and ENTERGY CORPORATION businesses will not be integrated successfully; and other economic, business, competitive and/or regulatory factors affecting FPL GROUP, INC.'s business generally. More detailed information about those factors is set forth in FPL GROUP, INC.'s filings with the Securities and Exchange Commission, including its Current Report on Form 8-K dated November 2, 2000.

                           * * * * * * * * * * * * * *

          Investors and security holders are urged to read the joint proxy statement/prospectus regarding the business combination transaction referenced in the foregoing information because it contains important information. The joint proxy statement/prospectus was filed with the Securities and Exchange Commission by WCB HOLDING CORP. on August 25, 2000, as amended on October 13, 2000 and November 3, 2000. Investors and security holders may review the joint proxy statement/prospectus and other documents filed by FPL GROUP, INC. and ENTERGY CORPORATION with the Securities and Exchange Commission at the Commission's web site at www.sec.gov. The joint proxy statement/prospectus and these other documents may also be obtained for free from the appropriate company at the following addresses:

FPL GROUP, INC.                     Entergy Corporation
700 Universe Boulevard              639 Loyola Avenue
Juno Beach, Florida 33408           New Orleans, Louisiana 70113
(561) 694-4694                      (504) 576-4212
Attention:  Dinah Washam            Attention:  Christopher T. Screen

Notice of Special Meeting of Shareholders

FPL Group and Entergy will each hold special meetings of their shareholders on December 15, 2000 to consider and vote upon a proposal to approve the merger agreement between FPL Group and Entergy. FPL Group and Entergy shareholders as of the November 6, 2000 record date will receive the Proxy Statement/Prospectus detailing how to vote via telephone, internet, mail or in person. FPL Group shareholders can direct any questions to FPL Group's proxy solicitor, Innisfree M&A Incorporated, toll-free at 1-888-750-5835. Entergy shareholders can direct any questions to Entergy's proxy solicitor, Morrow & Company, toll-free at 1-800-662- 5200. Details regarding the special meetings of shareholders are shown below:

FPL Group
Friday, December 15, 2000 at 9:00 a.m. local time
Sheraton New York Hotel & Towers
811 Seventh Avenue
New York, NY 10019

Entergy
Friday, December 15, 2000 at 10:00 a.m. central standard time
Hilton New Orleans Riverside
Two Poydras Street
New Orleans, LA 70140

                    Vote FOR the merger to own a stake in the nation's premier energy company.


FPL             Entergy
Group

A Powerful Combination
________________________________________________________________________________


Where to get more information
about the merger:

The joint proxy
statement/prospectus
describes the merger in more
detail. If you have any questions,
call our proxy solicitor,
Innisfree  M&A Incorporated,
toll-free at 1-888-750-5835.
You may also visit our merger
website at:                                   www.dealinfo.com/fplgroup-entergy



[depiction of box with a check, symbolizing a vote for the merger]

FPL Group and Entergy
A Powerful Combination
________________________________________________________________________________

                    Vote FOR the merger to own a stake in the nation's premier energy company.


                                                FPL             Entergy
                                                Group


                                   www.dealinfo.com/fplgroup-entergy



[photographs of facilities of proposed combined company and employee; depiction of box with a check, symbolizing a vote for the merger]

                    VOTE FOR the merger to own a stake in the nation's premier energy company.


FPL Group & Entergy Creating an Industry Leader

U.S. Utility Ranking

         Customers                          #1
         6.3 million

                  Generation Capacity                         #1
                          48,000+ total megawatts

                           Nuclear Generation

                           10,000+ megawatts                           #2



Something
This Important
Can't Happen                          share of FPL Group common           The merger will create the
Without You                           stock you own in a tax-free         largest electric utility in the
                                      stock-for-stock exchange.  The      United States in terms of cus-
As an FPL Group shareholder,          FPL Group Board of Directors        tomers and generating capacity.
you have an opportunity to own        unanimously recommends that
a stake in the nation's premier       you vote FOR the merger.
energy company by voting FOR
the merger of these two great
companies. You will receive
one share of combined company
common stock for each




                            The merged company
                            will be the largest
                            electric utility in
                            the United States
                            based on serving
                            more than 6.3
                            million customers.


Midwest Hub
Northeast Hub
Western Hub
Southeast Hub
Gulf South Hub

o  FPL Energy sites                                Combined,  FPL Group and
o  Entergy sites                                   Entergy have competitive
                                                   wholesale operations with
                                                   almost 10,000 megawatts of
                                                   generating capacity.


[map of Southeast United States showing locations of combined utility operations of the merged company; map of United States showing 5 regional hubs of operations of combined company]

Please Read the Joint Proxy Statement/Prospectus Carefully.


Please Vote Now!
________________________________________________________________________________



For the merger to be approved,        merger, you MUST actually vote      Please see the joint proxy state-
a majority of all outstanding FPL     your shares FOR the merger. If      ment/prospectus for information
Group common shares must be           you take no action at all, it       on how to vote:
voted FOR the merger. Please          will have the same effect as a
note that if you support the          vote against the merger.


Phone                   Internet                Mail            In Person



Follow the simple instructions on your voting instruction form.



Answers to Questions You May Have
----------------------------------------------------------------------------------------------------------------



How will the merger                   policy.  FPL Group currently        Group shareholders written
benefit FPL Group                     pays an annual dividend of          instructions for exchanging their
shareholders?                         $2.16 per share.                    stock certificates.


The combination of FPL Group          When will the merger be             Where can I find more information
and Entergy will provide the          completed?                          about the merger?
scope, scale and resources
necessary for achieving competitive   Immediately after all state and     We encourage you to carefully
investor returns and growth in        federal regulatory approvals are    read the joint proxy
the rapidly changing energy           obtained and the other closing      statement/prospectus. If you
marketplace.                          conditions to the merger agree-     have questions, you may call our
                                      ment are satisfied which is         proxy solicitor, Innisfree M&A
What will the dividend be             expected to be in late 2001.        Incorporated, toll-free at 1-888-
on the combined company's                                                 750-5835.  FPL Group and
common stock?                         Should I send in my stock           Entergy have also created a
                                      certificates now?                   website at:
The combined company expects                                              www.dealinfo.com/fplgroup-
to pay a dividend that is consis-     No. Shortly after the merger is     entergy
tent with FPL Group's dividend        completed, we will send FPL

---------------------------------------------------------------------------------------------------------------


Please read the joint proxy statement/prospectus dated November 7, 2000, for information on the merger. You may obtain a free copy of the joint proxy statement/prospectus and other documents incorporated by reference in it from the appropriate company at the following addresses:


        FPL Group, Inc.                         Entergy Corporation
        700 Universe Boulevard                  639 Loyola Avenue
        Juno Beach, Florida 33408               New Orleans, Louisiana 70113
        (561) 694-4694                          (504) 576-4212
        Attention: Dinah Washam                 Attention: Christopher T. Screen


[graphics illustrating 4 methods of voting: by phone, internet, mail, or in person]